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                          June 11, 2024

       Douglas Croxall
       Chief Executive Officer
       Crown Electrokinetics Corp.
       1110 NE Circle Blvd.
       Corvallis, Oregon 97330

                                                        Re: Crown
Electrokinetics Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2024
                                                            File No. 333-279944

       Dear Douglas Croxall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing